July 1, 2021

Via Email

David P. Glatz
Stradley Ronan Steven & Young, LLP
191 N. Wacker Dr.
Suite 1601
Chicago, IL 60606
dglatz@stradley.com

       Re:     Nuveen Variable Rate Preferred & Income Fund
               Registration Statement on Form N-2
               File Nos. 333-256744, 811-23704

Dear Mr. Glatz:

        On June 3, 2021, you filed a registration statement on Form N-2 on behalf of Nuveen
Variable Rate Preferred & Income Fund (the    Fund   ). We have reviewed the
registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please contact us to discuss how to provide us with copies of such materials.

                                         PROSPECTUS

Outside Front Cover, Page ii

2. In the third line of the paragraph titled,    Investment Policies,
disclosure states,    The Fund
   will invest at least 50% of its Managed Assets in securities that, at the time of investment, are rated investment grade (rated BBB/Baa or higher) or are unrated but judged to be of
   comparable quality by the Fund   s sub-adviser.    Please add disclosure
that clarifies how
   much the Fund intends to invest in below-investment grade securities.

3. In the third line of the paragraph titled,    Investment Policies,
disclosure states,
      Additionally, the Fund will invest more than 25% of its Managed Assets in the securities of
   companies principally engaged in financial services.    Disclosure here and
throughout the
   registration statement (e.g., page 50 regarding    Investment Policies,
page 82 regarding
      Concentration and Financial Services Sector Risk,    page 8 of the
Statement of Additional

      Information regarding    Investment Restrictions   ) refers variously to
the Fund concentrating
     in    financial services    and that    financial services    is a sector
or an industry. It is therefore
     difficult to understand what the Fund   s policy is regarding
concentration in an industry.
     Please revise disclosure throughout the registration statement accordingly.

4. In the twelfth line of the paragraph titled,    Leverage,    disclosure
states,    In addition, the
   Fund may use derivatives that have the economic effect of leverage. Please tell us how the
   Fund calculates its derivative positions for purposes of meeting the Fund s 80% test.

Page 3     Preferred Securities

5. In the third line of the fourth paragraph, disclosure states,    The retail
segment is typified by
   $25 par value exchange-traded securities and the institutional segment is typified by $1,000 par value OTC securities. Both $25 and $1,000 par value securities are often callable at par value, typically at least five years after their original issuance date. Please revise this disclosure using plain English.

Page 6     Other Equity Securities

6.    In the second line, disclosure states,    Additional types of equity
securities (other than
     preferred securities) in which the Fund may invest include convertible securities (discussed
     below), real estate investment trusts (   REITs   ), warrants, rights,
depositary receipts (which
     reference ownership of underlying non-U.S. securities) and other types of securities with
     equity characteristics.    Please specify the    other types of securities
with equity
     characteristics.

Page 10     Investment Policies

7. In the second line of the second paragraph, disclosure refers to    IMF.
Please define the
   term.

Page 19     Special Redemption Rights Risk

8. In the first line, disclosure states,    In certain circumstances, an issuer
of preferred securities
   may redeem the securities at par prior to their stated maturity date.
Please revise this
   sentence using plain English.

Page 21     Contingent Capital Securities or Contingent Convertible Securities

9. In the third line, disclosure states,    CoCos generally provide for
mandatory conversion into
   the common stock of the issuer or a write-down of the principal amount or value of the
   CoCos upon the occurrence of certain    triggers.    These triggers are
generally linked to
   regulatory capital thresholds or regulatory actions calling into question the issuing banking
   institution   s continued viability as a going-concern. Equity conversion or principal write-
   down features are tailored to the issuer and its regulatory requirements and, unlike traditional
     convertible securities, conversions are not voluntary.    Please revise
this disclosure using
    plain English.

Page 47     Summary of Fund Expenses

10. Earlier disclosure refers to the Fund   s use of various swaps as a
principal investment
    strategy. If the Fund will derive its returns principally from swaps, please include a footnote to the fee table disclosing the cost of investing in swaps. The footnote should explain that the embedded cost of the swaps, and the operating expenses of any reference assets, are indirect expenses of the Fund that are not included in either the fee table or the expense example.
    Please also provide an estimate of such costs, as a percentage of Fund assets for the most recent fiscal year.

Page 79     Debt Securities Risk

11. In the first line of the second paragraph, disclosure states, Additionally, the Fund may be
exposed to certain debt securities risks through its sukuk investments.    This
is the first mention
of sukuk investments. Please add disclosure about sukuk investments to the strategy section, and ensure that there is enough detail for the reader to have a basis to understand the disclosure here.

Page 91     Inverse Floating Rate Securities Risk

12.     In the first line of the first paragraph, disclosure states,    The
Fund may invest in inverse
floating rate securities issued by special purpose trusts that have recourse to the Fund. In Nuveen
Fund Advisors    and Nuveen Asset Management   s discretion, the Fund may enter
into a separate
shortfall and forbearance agreement with the third party granting liquidity to the floating rate
security holders of the special purpose trust.    Please revise this disclosure
using plain English.

Page 109     Redemption, Purchase and Sale of Preferred Shares

13. If applicable, please discuss any limitations or restrictions on the Fund if dividend payments are past due. Please also disclose any restrictions on paying dividends. See Item
10.1.b. of Form N-2.

                     STATEMENT OF ADDITIONAL INFORMATION

Page 8     Investment Restrictions

14.     Regarding the fourth investment restriction, the Fund   s concentration
policy appears to
reserve discretion as to when or whether the Fund would concentrate. It has
been the staff   s
longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the
Fund   s policy to remove this discretion or to clearly indicate when and under what conditions
 those changes would be made. See Statements of Investment Policies of Money Market Funds
Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).


                                              PART C

Item 25: Financial Statements and Exhibits

15.     Please confirm that the Fund   s By-laws do not substantively differ
from the By-laws of
the existing Nuveen closed-end funds regarding mandatory arbitration, control share acquisitions, jury trial waiver, exclusive forum, and derivative actions.

                                     *   *     *        *     *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                            Sincerely,
                                                            /s/ Lisa N. Larkin
                                                            Senior Counsel

cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director